UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 23, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

	Name	Stuart MacKenzie
	Title:	Group Secretary
Date: August 23, 2010

23 August 2010
LGL Shareholders Approve Scheme of Arrangement
Lihir Gold Ltd (“LGL”) is pleased to advise that shareholders today approved the Scheme of Arrangement by which, subject to the approval of the Scheme by the National Court of Papua New Guinea (“PNG Court”), Newcrest Mining Ltd (“Newcrest”) will acquire all of the issued shares of LGL (“the Scheme”).
The resolution was passed by 99.86% of the total number of votes cast in person or by proxy, representative or attorney at the Scheme Meeting, which exceeds the required majority of 75% as ordered by the PNG Court.
The results of the poll conducted were:

	FOR	AGAINST	ABSTAIN	%FOR
Votes Cast	1,719,014,061	2,366,767	418,649	99.86
The proxies received were as follows:

			PROXY’S
	FOR	AGAINST	DISCRETION	%FOR
Votes Cast	1,715,030,856	2,366,767	3,499,318	99.66%
Next Steps
A hearing before the PNG Court to approve the Scheme is scheduled for Friday 27 August 2010. LGL will make a further announcement after the Court makes its decision.
If approved, the Scheme will become effective on 30 August 2010 and is scheduled to be implemented on 13 September 2010.
Mix and Match Facility
LGL shareholders who wish to participate in the mix and match facility have until 9:00pm on Monday 6 September 2010 to lodge a valid Scheme Consideration election in relation to the Scheme Consideration.
An indicative timetable for the outstanding steps for the implementation of the Scheme is set out below.
Indicative Key Dates

Friday, 27 August 2010	PNG National Court Hearing for approval of the Scheme

Friday, 27 August 2010, New York time	LGL ADSs are suspended from trading at the close of trading on NASDAQ.

Monday, 30 August 2010	Effective Date for the Scheme. LGL Shares are suspended from trading at the close of trading on ASX and POMSoX)

Tuesday 31 August 2010	New Newcrest Shares commence trading on ASX and POMSoX on a deferred settlement basis

Lihir Gold Limited Incorporated in Papua New Guinea ARBN 069 803 998	Phone: +675 321 7711 Fax: +675 321 4705 Website: www.LGLgold.com	7th Floor, Pacific Place Cnr. Champion Parade & Musgrave Street PO Box 789 Port Moresby NCD 121 Papua New Guinea

Page 2.

Tuesday 31 August 2010 at 5.00 pm, New York time	Latest time for LGL ADS holders to deliver a Scheme Consideration election to the LGL ADS Depositary.

Monday, 6 September 2010 at 7.00pm	Record Date for determination of entitlements to Scheme Consideration. Newcrest VWAP to be announced after the close of trading on ASX and POMSoX

Monday, 6 September 2010 at 9.00pm	Election Date — latest time for making a Scheme Consideration election under the mix and match facility

Friday 10 September 2010	LGL to announce the outcome of the Scheme Consideration elections under the mix and match facility

Monday, 13 September 2010	Implementation Date for the Scheme. All Scheme Shares transferred to Newcrest and Scheme Considerationprovided to Scheme participants by Newcrest in accordance with the Scheme

Tuesday 14 September 2010	New Newcrest Shares commence trading on ASX and POMSoX on a normal settlement basis.

Tuesday 21 September 2010	Final day for despatch of confirmations of issue for New Newcrest Shares and despatch of cheques for payment of Cash Consideration.
LGL will make an announcement if any of these dates change.
Further Information
An LGL shareholder information line is available on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
For further information regarding LGL please contact:
Joe Dowling
GM Corporate Affairs
+61 7 3266 8382
+61 421 587755